Exhibit 4.2

CONSENT AND FIRST AMENDMENT TO LOAN AND SECURITY AGREEMENT
THIS CONSENT AND FIRST AMENDMENT to Loan and Security Agreement (this “Amendment”) is entered into as of July 30, 2015 (the “Amendment Date”), by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 133 North Fairfax Street, Alexandria, Virginia 22314 (in its individual capacity, “Oxford”; and in its capacity as Collateral Agent, “Collateral Agent”), the Lenders listed on Schedule 1.1 thereof  from time to time including Oxford in its capacity as a Lender (each a “Lender” and collectively, the “Lenders”), Lombard Medical Technologies Inc., a Delaware corporation with an office located at 15420 Laguna Canyon Road, Suite 260, Irvine CA 92618 (“Existing Borrower”) and ALTURA MEDICAL, INC., a Delaware corporation with offices located at 923 Hamilton Ave., Menlo Park, CA 94025 (“New Borrower” and together with Existing Borrower, individually and collectively, jointly and severally, “Borrower”).
WHEREAS, Collateral Agent, Existing Borrower and the Lenders party thereto from time to time have entered into that certain Loan and Security Agreement, dated as of April 24, 2015 (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which the Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof; and
WHEREAS, New Borrower is entering into that certain Agreement and Plan of Merger, by and among Lombard Medical, Inc., a Cayman Islands exempted company with limited liability (“Parent”), Delta Merger Sub, Inc. (“Merger Sub”) and New Borrower dated as of the even date hereof in the form attached hereto as Exhibit A (without any amendments to the terms thereof, “Merger Agreement”) pursuant to which, among other things, the Merger Sub will merge with and into New Borrower and New Borrower shall become a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, Parent has requested the Required Lenders’ and Collateral Agent’s consent under (i) the Guaranty and Indemnity, dated April 24, 2015, between Collateral Agent and the guarantors listed in Schedule 1 thereto (the “Guaranty”),  and (ii) the Debenture, dated April 24, 2015, between Parent and Collateral Agent, to enter into the Merger Agreement and consummate the Merger, and the Required Lenders and Collateral Agent are willing to give such consent, subject to the terms and conditions set forth herein;
WHEREAS, Borrower, Lenders and Collateral Agent desire to amend certain provisions of the Loan Agreement as provided herein and subject to the terms and conditions set forth herein;
NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, Lenders and Collateral Agent hereby agree as follows:
1.	Definitions. Capitalized terms used herein but not otherwise defined shall have the respective meanings given to them in the Loan Agreement.

2.	Joinder.
a.
New Borrower.  New Borrower hereby is added as a “Borrower” under the Loan Agreement.  All references in the Agreement to “Borrower” shall hereafter mean and include the Existing Borrower and New Borrower individually and collectively, jointly and severally; and New Borrower shall hereafter have all rights, duties and obligations of “Borrower” thereunder.

b.
Joinder to Loan Agreement.  New Borrower hereby joins the Loan Agreement and each of the Loan Documents, and agrees to comply with and be bound by all of the terms, conditions and covenants of the Loan Agreement and Loan Documents, as if it were originally named a “Borrower” therein.  Without limiting the generality of the preceding sentence, New Borrower agrees that it will be jointly and severally liable, together with Existing Borrower, for the payment and performance of all obligations and liabilities of Borrower under the Loan Agreement, including, without limitation, the Obligations.  Either Borrower may, acting singly, request Credit Extensions pursuant to the Loan Agreement.  Each Borrower hereby appoints the other as agent for the other for all purposes hereunder, including with respect to requesting Credit Extensions pursuant to the Loan Agreement.  Each Borrower hereunder shall be obligated to repay all Credit Extensions made pursuant to the Loan Agreement, regardless of which Borrower actually receives said Credit Extension, as if each Borrower hereunder directly received all Credit Extensions.

c.
Subrogation and Similar Rights.  Each Borrower waives (a) any suretyship defenses available to it under the Code or any other applicable law and (b) any right to require Collateral Agent or any Lender to: (i) proceed against any Borrower or any other person; (ii) proceed against or exhaust any security; or (iii) pursue any other remedy.  Collateral Agent and any Lender may each exercise or not exercise any right or remedy it has against any Borrower or any security it holds (including the right to foreclose by judicial or non-judicial sale) without affecting any Borrower’s liability.  Notwithstanding any other provision of this Amendment, the Loan Agreement, the Loan Documents or any related documents, until the Obligations have been indefeasibly paid in full and at such time as each Lender’s obligation to make Credit Extensions has terminated, each Borrower irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating Borrower to the rights of Collateral Agent and/or Lenders under this Amendment and the Loan Agreement) to seek contribution, indemnification or any other form of reimbursement from any other Borrower, or any other Person now or hereafter primarily or secondarily liable for any of the Obligations, for any payment made by Borrower with respect to the Obligations in connection with this Amendment, the Loan Agreement or otherwise and all rights that it might have to benefit from, or to participate in, any security for the Obligations as a result of any payment made by Borrower with respect to the Obligations in connection with this Amendment, the Loan Agreement or otherwise.  Any agreement providing for indemnification, reimbursement or any other arrangement prohibited under this section shall be null and void.  If any payment is made to a Borrower in contravention of this section, such Borrower shall hold such payment in trust for Collateral Agent, for the ratable benefit of Lenders, and such payment shall be promptly delivered to Collateral Agent, for the ratable benefit of Lenders, for application to the Obligations, whether matured or unmatured.

d.
Grant of Security Interest.  To secure the prompt payment and performance of all of the Obligations, New Borrower hereby grants to Collateral Agent, for the ratable benefit of Lenders, a continuing lien upon and security interest in all of New Borrower’s now existing or hereafter arising rights and interest in the Collateral, whether now owned or existing or hereafter created, acquired, or arising, and wherever located.  New Borrower further covenants and agrees that by its execution hereof it shall provide all such information, complete all such forms, and take all such actions, and enter into all such agreements, in form and substance reasonably satisfactory to Collateral Agent and each Lender that are reasonably deemed necessary by Collateral Agent or any Lender in order to grant a valid, perfected first priority security interest to Collateral Agent, for the ratable benefit of Lenders, in the Collateral.  New Borrower hereby authorizes Collateral Agent to file financing statements, without notice to Borrower, with all appropriate jurisdictions in order to perfect or protect Collateral Agent’s and/or any Lender’s interest or rights hereunder, including a notice that any disposition of the Collateral, by either Borrower or any other Person, shall be deemed to violate the rights of Collateral Agent and each Lender under the Code.

e.
Representations and Warranties.  New Borrower hereby represents and warrants to Collateral Agent and each Lender that all representations and warranties in the Loan Documents made on the part of Existing Borrower are true and correct on the date hereof with respect to Existing Borrower and New Borrower, with the same force and effect as if New Borrower were named as “Borrower” in the Loan Documents in addition to Existing Borrower.

3.
Consent.  Collateral Agent and Required Lenders hereby consent to Parent, New Borrower and Merger Sub entering into the Merger Agreement and consummating the Merger on the date hereof, strictly in accordance with the terms of the Merger Agreement and, to the extent that any waivers under the Loan Agreement or any other Loan Document are required for Borrower to enter into the Merger Agreement and consummate the Merger, Collateral Agent and Required Lenders hereby provide such waivers.

4.	Section 2.2(a) of the Loan Agreement is hereby amended and restated in its entirety as follows:

(a)            Availability.
(i)
Subject to the terms and conditions of this Agreement, the Lenders agree, severally and not jointly, to make term loans to Borrower on the Effective Date in an aggregate amount of Eleven Million Dollars ($11,000,000.00) according to each Lender’s Term A Loan Commitment as set forth on Schedule 1.1 hereto (such term loans are hereinafter referred to singly as a “Term A Loan”, and collectively as the “Term A Loans”).  After repayment, no Term A Loan may be re‑borrowed.

(ii)
Subject to the terms and conditions of this Agreement, the Lenders agree, severally and not jointly, to make term loans to Borrower on the Amendment Date in an aggregate amount of Five Million Five Hundred Thousand Dollars ($5,500,000.00) according to each Lender’s Term A-1 Loan Commitment as set forth on Schedule 1.1 hereto (such term loans are hereinafter referred to singly as a “Term A-1 Loan”, and collectively as the “Term A-1 Loans”).  After repayment, no Term A-1 Loan may be re‑borrowed.

(iii)
Subject to the terms and conditions of this Agreement, the Lenders agree, severally and not jointly, during the Second Draw Period, to make term loans to Borrower in an aggregate amount up to Four Million Five Hundred Thousand Dollars ($4,500,000.00) according to each Lender’s Term B Loan Commitment as set forth on Schedule 1.1 hereto (such term loans are hereinafter referred to singly as a “Term B Loan”, and collectively as the “Term B Loans”).  After repayment, no Term B Loan may be re-borrowed.

(iv)
Subject to the terms and conditions of this Agreement, the Lenders agree, severally and not jointly, during the Third Draw Period, to make term loans to Borrower in an aggregate amount up to Five Million Dollars ($5,000,000.00) according to each Lender’s Term C Loan Commitment as set forth on Schedule 1.1 hereto (such term loans are hereinafter referred to singly as a “Term C Loan”, and collectively as the “Term C Loans”; each Term A Loan, Term A-1 Loan, Term B Loan or Term C Loan is hereinafter referred to singly as a “Term Loan” and the Term A Loans, Term A-1 Loans, Term B Loans and the Term C Loans are hereinafter referred to collectively as the “Term Loans”).  After repayment, no Term C Loan may be re‑borrowed.

5.	Section 2.2(b) of the Loan Agreement is hereby amended and restated in its entirety as follows:

(b)
Repayment.  Borrower shall make monthly payments of interest only, commencing on the first (1st) Payment Date following the Funding Date of each Term Loan, and continuing on the Payment Date of each successive month thereafter through and including the Payment Date immediately preceding the Amortization Date.  Borrower agrees to pay, on the Funding Date of each Term Loan, any initial partial monthly interest payment otherwise due for the period between the Funding Date of such Term Loan and the first Payment Date thereof.  For each Term Loan, commencing on the Amortization Date, and continuing on the Payment Date of each month thereafter, Borrower shall make consecutive equal monthly payments of principal and interest, in arrears, to the applicable Lender, as calculated by Collateral Agent (which calculations shall be deemed correct absent manifest error) based upon: (1) the amount of such Lender’s Term Loan, (2) the effective rate of interest, as determined in Section 2.3(a), and (3) a repayment schedule equal to: (A) forty-eight (48) months for the Term A Loans and Term A-1 Loans if the Term B Loans are not made, (B) thirty-six months (36) months for the Term A Loans, Term A-1 Loans and Term B Loans if the Term B Loans are made in accordance with the terms hereof and Term C Loans are not made or (C) twenty-four months (24) months for all Term Loans, if Term B Loans and Term C Loans are made in accordance with the terms hereof.  All unpaid principal and accrued and unpaid interest with respect to each Term Loan is due and payable in full on the Maturity Date.  Each Term Loan may only be prepaid in accordance with Sections 2.2(c) and 2.2(d).

6.	Section 2.5(a) of the Loan Agreement is hereby amended and restated in its entirety as follows:

(a)
Facility Fee.  A fully earned, non‑refundable facility fee of One Hundred Thirty Thousand Dollars ($130,000.00) to be shared between the Lenders pursuant to their respective Commitment Percentages payable as follows: (i) Fifty-Five Thousand Dollars ($55,000.00) of the facility fee shall be due and payable on the Effective Date, (ii) Twenty Seven Thousand Five Hundred Dollars ($27,500) of the facility fee shall be due and payable on the Funding Date of the Term A-1 Loans, (iii) Twenty Two Thousand Five Hundred Dollars ($22,500.00) of the facility fee shall be due and payable on the Funding Date of the Term B Loans, and (iv) the remaining Twenty-Five Thousand Dollars ($25,000.00) of the facility fee shall be due and payable on the Funding Date of the Term C Loans;

7.	Section 5.9 of the Loan Agreement is hereby amended and restated in its entirety as follows:

5.9            Use of Proceeds.  Borrower shall use the proceeds of the Credit Extensions solely as working capital and to fund its general business requirements in accordance with the provisions of this Agreement, and not for personal, family, household or agricultural purposes.  Anything herein to the contrary notwithstanding, the proceeds of the Term A-1 Loans shall be used to pay off Existing Indebtedness in full on the Amendment Date.

8.	The following Section 7.12 is hereby added to the Loan Agreement:

7.12            Payments under the Merger Agreement.  Neither Borrower nor any Guarantor, nor any Subsidiary of any of them, shall make any payment or make any Transfer pursuant to the Merger Agreement other than as follows:

(a)
At the initial closing of the Merger, Parent shall issue its Ordinary Shares with an aggregate value of $15 million (based on the volume weighted average trading price of such Ordinary Shares as reported on the Nasdaq National Market System for the twenty trading day period ending on the date that is immediately prior to the date of the Merger Agreement) to the Company Preferred Stockholders and Carve-Out Plan Participants (as defined in the Merger Agreement)  as part of the Merger Consideration (as defined under the Merger Agreement).

(b)	As set forth herein, the proceeds of the Term A-1 Loans shall be used to pay off the Existing Indebtedness on the date hereof.

(c)	Up to an aggregate amount of $2.5 million in cash of the sellers’ expenses payable under the Merger Agreement shall be paid from cash assets of Parent and recorded as an expense on its balance sheet.

(d)
Upon the achievement by New Borrower after the Amendment Date of trailing 12 month revenues from the sale of its Agili-D AAA Endograft system device  of at least Ten Million Dollars ($10,000,000), as determined by Collateral Agent at the end of any fiscal month of the New Borrower based upon written evidence satisfactory to Collateral Agent, Parent shall issue its Ordinary Shares with an aggregate value of $15 million (based on the volume weighted average trading price of such Ordinary Shares as reported on the Nasdaq National Market System for the twenty trading day period ending on the date that is immediately prior to the date of the Merger Agreement) to Company Stockholders as part of the Merger Consideration under the Merger Agreement; provided, however, such consideration may be paid in cash upon prior written approval of the Required Lenders and Collateral Agent (which approval may be withheld in the Required Lenders of the Collateral Agent’s sole discretion).

(e)
Upon the achievement of the Regulatory Milestones, and the receipt of the evidence (reasonably acceptable to Collateral Agent) of such achievement by Collateral Agent, Parent shall issue its Ordinary Shares with an aggregate value of up to $12.5 million (based on the volume weighted average trading price of such Ordinary Shares as reported on the Nasdaq National Market System for the twenty trading day period ending on the date that is immediately prior to the date of the Merger Agreement) to Company Stockholders as part of the Merger Consideration under the Merger Agreement; provided, however, such consideration may be paid in cash upon prior written approval of the Required Lenders and Collateral Agent (which approval may be withheld in the Required Lenders of the Collateral Agent’s sole discretion).

9.	The following Section 12.13 is hereby added to the Loan Agreement:

12.13            Borrower Liability.  Either Borrower may, acting singly, request Credit Extensions hereunder.  Each Borrower hereby appoints the other as agent for the other for all purposes hereunder, including with respect to requesting Credit Extensions hereunder.  Each Borrower hereunder shall be jointly and severally obligated to repay all Credit Extensions made hereunder, regardless of which Borrower actually receives said Credit Extension, as if each Borrower hereunder directly received all Credit Extensions.  Each Borrower waives (a) any suretyship defenses available to it under the Code or any other applicable law, and (b) any right to require Collateral Agent or any Lender to: (i) proceed against any Borrower or any other person; (ii) proceed against or exhaust any security; or (iii) pursue any other remedy.  Collateral Agent and or any Lender may exercise or not exercise any right or remedy it has against any Borrower or any security it holds (including the right to foreclose by judicial or non‑judicial sale) without affecting any Borrower’s liability.  Notwithstanding any other provision of this Agreement or other related document, each Borrower irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating Borrower to the rights of Collateral Agent and the Lenders under this Agreement) to seek contribution, indemnification or any other form of reimbursement from any other Borrower, or any other Person now or hereafter primarily or secondarily liable for any of the Obligations, for any payment made by Borrower with respect to the Obligations in connection with this Agreement or otherwise and all rights that it might have to benefit from, or to participate in, any security for the Obligations as a result of any payment made by Borrower with respect to the Obligations in connection with this Agreement or otherwise.  Any agreement providing for indemnification, reimbursement or any other arrangement prohibited under this Section shall be null and void.  If any payment is made to a Borrower in contravention of this Section, such Borrower shall hold such payment in trust for Collateral Agent and the Lenders and such payment shall be promptly delivered to Collateral Agent for application to the Obligations, whether matured or unmatured.

10.	Section 13.1 of the Loan Agreement is hereby amended by adding the following definitions thereto in alphabetical order:

“Amendment Date” is July 30, 2015.

 “Existing Indebtedness” is the indebtedness of the New Borrower to Silicon Valley Bank in the aggregate principal outstanding amount as of the Amendment Date of approximately $4,635,769.89 pursuant to that certain Loan and Security Agreement, dated July 10, 2013, entered into by and between Silicon Valley Bank and New Borrower.

“Existing Borrower” is Lombard Medical Technologies Inc., a Delaware corporation with an office located at 15420 Laguna Canyon Road, Suite 260, Irvine CA 92618

“Merger Agreement” is that certain Agreement and Plan of Merger, dated as of July 30, 2015, in the form provided to Collateral Agent (and without any amendment thereto) pursuant to which, among other things, the Merger Sub will merge with and into New Borrower and the New Borrower shall become a wholly owned subsidiary of Parent.

“New Borrower” is Altura Medical, Inc., a Delaware corporation with an address at 923 Hamilton Ave., Menlo Park, CA 94025.

11.	Section 13.1 of the Loan Agreement is hereby amended by amending and restating the following definitions therein as follows:

“Amortization Date” is, (i) with respect to Term A Loans and Term A-1 Loans, May 1, 2016 if Term B Loans are not made, (ii) with respect Term A Loans, Term A-1 Loans and Term B Loans, May 1, 2017, if Term C Loans are not made (ii) with respect to each Term Loan, May 1, 2018 if Term C Loans are made.

“Borrower” is individually and collectively, jointly and severally, New Borrower and the Existing Borrower.

“Term Loan” is defined in Section 2.2(a)(iv) hereof.
“Term A Loan” is defined in Section 2.2(a)(i) hereof.
“Term A-1 Loan” is defined in Section 2.2(a)(ii) hereof.
“Term B Loan” is defined in Section 2.2(a)(iii) hereof.
“Term C Loan” is defined in Section 2.2(a)(iv) hereof.

12.	Section 13.1 of the Loan Agreement is hereby further amended by amending and restating clause (g) of the definition of “Permitted Investments” therein as follows:

(g) Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrower or its Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrower’s Board of Directors; not to exceed One Hundred Thousand Dollars ($100,000.00) in the aggregate for (i) and (ii) in any fiscal year and (iii) loans to sales representative employees of Borrower in the form of advances of guaranteed commissions, not to exceed, at any given time, Fifty Thousand Dollars ($50,000.00) per such employee and Seven Hundred Fifty Thousand Dollars ($750,000.00) for all such employees;

13.	Schedule 1.1 to the Loan Agreement is hereby amended and restated in its entirety as set forth on Schedule 1.1 hereto.

14.	Exhibit C to the Loan Agreement is hereby amended and restated in its entirety as set forth on Exhibit C hereto.

15.	Limitation of Amendment.

a.
The amendments set forth in Sections 2 through 14 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, as amended hereby.

b.
This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents, except as herein amended, are hereby ratified and confirmed and shall remain in full force and effect.

16.	To induce Collateral Agent and Lenders to enter into this Amendment, Borrower hereby represents and warrants to Collateral Agent and Lenders as follows:

a.
Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date), and (b) no Event of Default has occurred and is continuing;

b.	Borrower has the power and due authority to execute and deliver this Amendment and to perform its obligations under the Loan Agreement, as amended by this Amendment;

c.
The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by the Borrower to the Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

d.	The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, have been duly authorized;

e.
The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not and will not contravene (i) any law or regulation binding on or affecting Borrower, (ii) any contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

f.
The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made; and

g.
This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

17.
Except as expressly set forth herein, the Loan Agreement shall continue in full force and effect without alteration or amendment.  This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

18.
This Amendment shall be deemed effective as of the Amendment Date upon (a) the due execution and delivery to Collateral Agent of this Amendment by each party hereto, (b) receipt by Collateral Agent of a true and complete executed copy of the Merger Agreement and the consummation of the transactions contemplated thereunder, and (c) fulfillment of all conditions of Section 3.1 (as they may be applicable to the New Borrower and treating for the purposes of such Section, Term A-1 Loans as Term A Loans) and Section 3.2 (as they may be applicable to Borrower).

19.	Within three business days of the Amendment Date, Borrower must provide evidence of termination of all Liens of Silicon Valley Bank securing the Existing Indebtedness.

20.	This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

21.	This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Loan and Security Agreement to be executed as of the date first set forth above.
BORROWER:

LOMBARD MEDICAL TECHNOLOGIES INC.

By
Name:
Title:
BORROWER: ALTURA MEDICAL, INC. By_______________________________________ Name: Title:

COLLATERAL AGENT AND LENDER:

OXFORD FINANCE LLC

By
Name:
Title:

SCHEDULE 1.1

Lenders and Commitments
	Term A Loans
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$11,000,000.00	100.00%
TOTAL	$11,000,000.00	100.00%

	Term A-1 Loans
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$5,500,000.00	100.00%
TOTAL	$5,500,000.00	100.00%

	Term B Loans
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$4,500,000.00	100.00%
TOTAL	$4,500,000.00	100.00%

	Term C Loans
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$5,000,000.00	100.00%
TOTAL	$5,000,000.00	100.00%
	Aggregate (all Term Loans)
Lender	Term Loan Commitment	Commitment Percentage
OXFORD FINANCE LLC	$25,000,00.00	100.00%
TOTAL	$25,000,00.00	100.00%